MAGFAST, LLC
FINANCIAL STATEMENTS
(WITH INDEPENDENT AUDITOR'S REPORT)
FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020



MAGFAST, LLC
FINANCIAL STATEMENTS
TABLE OF CONTENTS
FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020



INDEPENDENT AUDITOR'S REPORT

To the Members
MAGFAST, LLC
Cornwall-on-Hudson, NY

Opinion

We have audited the accompanying financial statements of MAGFAST, LLC (the Company), (a New York State Incorporation), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations and members' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAGFAST, LLC as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of MAGFAST, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about MAGFAST, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations,



INDEPENDENT AUDITOR'S REPORT

or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of MAGFAST, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about MAGFAST, LLC's ability to continue as a going concern for a reasonable period of time.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has suffered recurring losses from operations, requires additional capital for its contemplated business activities to take place, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Galleros Robinson

Galleros Robinson
Certified Public Accountants
New York, NY
November 8, 2022

MAGFAST, LLC
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

		2021		2020
ASSETS				
Current Assets				
Cash	$	2,662,369	$	1,650,223
Prepaid Expenses		892,133		1,412
Total Current Assets		**3,554,502**		**1,651,635**
Other Assets				
Merchant Processor Held Reserves		817,751		890,731
Website Costs, Net of Accumulated Amortization of $584,310 and $331,667, Respectively		491,697		341,531
Patents and Trademark		115,105		-
Total Other Assets		**1,424,553**		**1,232,262**
Total Assets	$	**4,979,055**	$	**2,883,897**
LIABILITIES AND MEMBERS' DEFICIT				
Current Liabilities				
Accounts Payable and Accrued Expenses	$	398,327	$	194,012
Notes Payable, Including Accrued Interest Expense of $62,500 and $62,500, Respectively		127,084		127,084
Customer Advance Payments		13,087,096		10,137,190
Total Current Liabilities		**13,612,507**		**10,458,286**
Total Liabilities		**13,612,507**		**10,458,286**
Members' Deficit		**(8,633,452)**		**(7,574,389)**
Total Liabilities and Members' Deficit	$	**4,979,055**	$	**2,883,897**

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

		2021		2020
Revenue	$	-	$	-
Operating Expenses				
Advertising and Promotion		2,027,483		2,745,011
Research and Product Development Costs		838,129		651,180
Professional Fees		702,446		731,033
Credit Card Processing Fees		190,291		283,939
Customer Servies Fees		173,352		165,729
Office Expense		56,381		30,082
General and Administrative		27,921		21,161
Amortization		252,643		183,042
Total Operating Expenses		**4,268,646**		**4,811,177**
Loss from Operations		**(4,268,646)**		**(4,811,177)**
Other Income				
Other Income		745		-
Total Other Income		**745**		**-**
Net Loss		**(4,267,901)**		**(4,811,177)**
Members' Deficit - Beginning		(7,574,389)		(3,763,141)
Capital Contributions, Net of Fees		3,208,838		999,929
Members' Deficit - Ending	$	**(8,633,452)**	$	**(7,574,389)**

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows from Operating Activities		
Net Loss	$ (4,267,901)	$ (4,811,177)
Adjustments to Reconcile Net Loss to Net Cash (Used)		
Provided by Operating Activities		
Amortization	252,643	183,042
Changes in Assets and Liabilities:		
Merchant Processor Held Reserves	72,980	(156,394)
Prepaid Expenses	(890,721)	(1,412)
Accounts Payable and Accrued Expenses	204,315	(138,173)
Customer Advance Payments	2,949,906	5,371,151
Net Cash (Used) Provided by Operating Activities	**(1,678,778)**	**447,037**
Cash Flows from Investing Activities		
Patents and Trademark	(115,105)	-
Website Development Costs	(402,809)	(248,141)
Net Cash Used by Investing Activities	**(517,914)**	**(248,141)**
Cash Flows from Financing Activities		
Capital Contributions, Net of Fees	3,208,838	999,929
Net Cash Provided by Financing Activities	**3,208,838**	999,929
Net Increase in Cash	**1,012,146**	**1,198,825**
Cash - Beginning of Period	1,650,223	451,398
Cash - End of Period	$ **2,662,369**	$ **1,650,223**
Supplemental Disclosures:		
Cash Paid for Interest	$ -	$ -
Cash Paid for Income Taxes	$ -	$ -

The accompanying notes are an integral part of the financial statements.

5

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MAGFAST, LLC (the "Company") is a Delaware limited liability company formed on October 3, 2017. The Company's headquarters are located in Cornwall-on-Hudson, New York. The Company was created with the transfer of the assets and liabilities of a company (MAGFAST LLC (NY), subsequently Mischievous LLC) owned by the two founding members of the Company, and the continuation of that company's operational business (the MAGFAST Business) as part of a Contribution and Assumption Agreement dated October 15, 2017.

In accordance with the Company's operating agreement, until the first taxable year that the Company realizes net taxable income, all net losses of the Company shall be allocated to Mischievous LLC. Beginning in the first taxable year that the Company realizes net taxable income, all such net taxable income shall be allocated to Mischievous LLC until the aggregate net taxable income allocated to Mischievous LLC equals the aggregate losses allocated to Mischievous LLC under the preceding sentence.

The Company's planned principal operations will be the design, manufacturing, and sale of a line of magnetized battery powered chargers for mobile devices (the Products). Activity to date has been limited to the development and marketing of the Products and the generation of pre-sales of the Products. The Company also has raised capital, and is in the process of raising additional capital to support the completion of its development activities and the sale of the Products.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

Going Concern

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time.

The Company had recorded total cumulative customer advance payments for prepaid sales amounts received from customers for the Products of $13,087,096 and $10,137,190, respectively, at December 31, 2021 and 2020, which are recorded as a liability on the Company's Balance Sheet and will not be recognized as revenue until the Products have shipped and title to the Products has passed. The Company had incurred a net loss of $4,267,901 and $4,811,177 for the years ended December 31, 2021 and 2020, respectively, had incurred a total accumulated deficit of $8,633,452 as of December 31, 2021 and requires additional capital for its contemplated business activities to take place. The Company plans to raise additional capital to carry out its business plan. The Company's ability to raise additional capital through future equity and debt securities issuances is unknown. Obtaining additional financing, the successful development of the Company's contemplated plan of operations, and its

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS (CONTINUED)

Going Concern (Continued)

transition, ultimately, to profitable operations are necessary for the Company to continue business. In addition, the continued spread of COVID-19 and its impact on market conditions may limit the Company's ability to raise additional capital through equity and debt securities issuances. The ability to successfully resolve these factors raises substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of the uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP")

Use of Estimates and Assumptions

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets, and revenues and expenses for the periods then ended. Actual results may differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of nine months or less when acquired to be cash equivalents. The Company places its cash with a high credit quality financial institution. The Company's accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with bank balances exceeding the FDIC insurance limit on interest bearing accounts, the Company evaluates at least annually the rating of the financial institution in which it holds deposits. The Company held no cash equivalents on December 31, 2021 and 2020.

Fair Value of Financial Instruments

The Company follows Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that requires the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments (Continued)

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's ("FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts reported in the balance sheets for cash, prepaid expenses, merchant processor held reserves, website costs, patents and trademark, accounts payable and accrued expenses, and customer advance payments approximate their estimated fair market values based on the short-term maturity of these instruments. The carrying amounts of the notes payable and customer advance payments at December 31, 2021 and 2020 approximate their respective fair values based on the Company's incremental borrowing rate.

Revenue Recognition and Customer Advance Payments

The Company will recognize revenues from the sale of the Products when (a) pervasive evidence that an agreement exists between the Company and a customer; (b) the Products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. To date there has been no revenue.

Customer advance payments represents prepaid sales amounts received from customers for the Products. They are recorded as a liability and will not be recognized as revenue until the Products have shipped and title to the Products has passed.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Website Costs

The Website costs are capitalized and amortized over a period of 36 months. For the year ended December 31, 2021 and 2020 amortization expense was $252,643 and $183,042, respectively.

Patents and Trademark

The patents and the trademark are stated at cost. The Company has determined that they have indefinite useful lives and shall not be amortized until their useful lives are determined to be no longer indefinite. The Company evaluates the remaining useful lives of the patents and the trademark on each reporting period for impairment to determine whether events and circumstances continue to support indefinite useful lives.

Impairment of Long-Lived Assets

Long-lived assets include website costs and the patents and the trademark. In the event that facts and circumstances indicate that these asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with these assets would be compared to the assets' carrying amount to determine if a write-down to market value or discounted cash flow value is required. There was no impairment of long-lived assets for the years ended December 31, 2021 and 2020.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes and, thus no federal and state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its members and reported on their individual tax returns. Pursuant to accounting guidance concerning a provision for uncertain income tax provisions in ASC 740-10, there are no uncertain income tax provisions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Research and Product Development Costs

Research and product development costs are expensed as incurred. These costs include professional fees and other costs related to development of the Products. The Company incurred $838,129 and $651,180, respectively, in research and product development costs for the years ended December 31, 2021 and 2020.

Related Party Transactions

Parties are considered to be related to the Company if the parties directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal members of the Company, its management, members of the immediate families of principal members of the Company and its management and other parties with which the Company may deal where one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. All transactions shall be recorded at fair value of the goods or services exchanged or loans incurred with the related parties.

Property purchased from a related party is recorded at the cost to the related party and any payment to or on behalf of the related party in excess of the cost is reflected as compensation or distribution to related parties depending on the transaction.

NOTE 3 – MERCHANT PROCESSOR HELD RESERVES

Cash from merchant processor held reserves represents funds held in several merchant accounts as a reserve against possible future customer disputes or charge backs. The balance in the accounts were $817,751 and $890,731 at December 31, 2021 and 2020, respectively.

NOTE 4 – PATENTS AND TRADEMARK COSTS

The company's products are high-tech and sold internationally. To secure intellectual property rights, the company incurred legal and registration expense, and filing fees to establish the trade brand. For the years ended December 31, 2021 and 2020, the company capitalized $115,105 and $0, respectively, as patents and trademark costs.

NOTE 5 – PAYMENTS TO RELATED PARTIES

The company paid $169,064 and $50,838, respectively, to the managing members of MAGFAST LLC (NY), for the years ended December 31, 2021 and 2020. These amounts are included as part of "professional fees" in the Statements of Operations and Members Deficit.

NOTE 6 – NOTES PAYABLE

Notes payable represents a total of $64,584 of individual notes. The note holders will be entitled to 5% of the revenue, including pre-sales, of the Company for four years or until each note holder has received a multiple of the amount lent as shown in the table below as full payment for the total amount due to the note holders:

Total Loan	Loan Multiple
$500 - $2,499	1.6×
$2,500 - $4,999	2.0×
$5,000 - $25,000	2.1×

The total amount payable to the note holders was $127,084, which included $62,500, which represented the excess amount due over the original note amounts totaling $64,584, based upon the above loan multiples times the individual loan amounts. As of the date of the auditor's report no payments have been made on these notes

NOTE 7 – EQUITY TRANSACTIONS

In 2020, the Company raised $1,051,450 less a fee of $51,521 (4.9% of capital raised) for net proceeds of $999,929 from approximately 1,000 individual investors as part of a crowdfunding campaign. 105,145 units were sold at a per unit price of $10.

In December 2021, the Company raised $3,374,175 less a fee of $165,337 (4.9% of capital raised) for net proceeds of $3,208,838 from approximately 3,000 individual investors as part of a crowdfunding campaign. 237,117 units were sold at a per unit price of $14.23.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Manufacturing Agreement With Related Party

On July 15, 2017, MAGFAST LLC (NY) entered into an exclusive agreement with a third party to design and manufacture MAGFAST products. MAGFAST LLC (NY) has assigned this agreement to the Company as part of its acquisition of the assets and liabilities by the Company.

In accordance with the agreement, the Company agrees to purchase from the third party, and the third party agrees to sell to the Company at a price of 10% over the third party's gross FOB cost per unit. All purchase orders submitted to the third party shall be in writing and shall describe and specify the quantity of products ordered. The Company agrees, as terms of sale, to provide a 30% non-refundable deposit for inventory upon placement of any purchase order, and the balance due prior to the specified shipping date of finished goods in the purchase order. The agreement is for five years with automatic one-year renewals unless terminated per the terms of the contract.

NOTE 8 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

License Agreement with Related Party

On October 20, 2017, and as later amended on November 13, 2017, the Company entered into an exclusive license agreement with MAGFAST LLC (NY) for the use of trademarks, customer lists, website, and patents related to the MAGFAST Business. In consideration of this license, the Company was to pay MAGFAST LLC (NY) a license fee equal to seven and-one-half percent (7.5%) of the net sales price of MAGFAST products that use licensed material. The initial term of the license was for five years, with automatic annual renewals so long as the license fee provided was not less than $100,000 per quarter, and the Company had materially complied with all the material terms of this Agreement.

On March 18, 2020, MAGFAST LLC (NY) changed its name to Mischievous LLC (Mischievous). On August 30, 2020, the Company and Mischievous revised the above then existing licensing agreement. Under the terms of this revised licensing agreement the Company has the exclusive right, license and privilege to the Products in connection with their sale, offer for sale, or manufacture. The license under the agreement is royalty free and its term shall be perpetual, both subject to the Company's compliance with all of the material terms of the agreement. Mischievous may terminate the agreement in the event that the Company fails to register sales of at least $750,000 in any calendar year after 2021, and in the event the Company violates any covenants in the agreement.

NOTE 9 – IMPACT OF COVID-19

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 8, 2022, the date the financial statements were available to be issued.

Except for events previously disclosed in the notes to the financial statements, below are subsequent events disclosures:

In May and June 2022, the Company raised $1,609,689 less a fee of $78,876 (4.9% of capital raised) for net proceeds of $1,530,813 as part of a crowdfunding campaign. 106,110 units were sold at a per unit price of $15.17.